ADDENDUM

         This Addendum shall be a written modification of the employment agreement dated June 16, 2003 between Rapid Bio Tests Corporation ("Employer") and David H. Regan ("Employee") pursuant to Section 9.05.

Revision to Section 2.06. As consideration for the transfer of assets described in this Section 2.06, Employee shall receive Two Million (2,000,000) shares of Employer's common stock.

         This Addendum is executed this 28th day of July, 2003.



                            EMPLOYER

                            RAPID BIO TESTS CORPORATION



                            /s/ Geoffrey V.F. Seaman
                            --------------------------------
                            By: Geoffrey V. F. Seaman
                            Its: President and Chief Executive Officer



                            EMPLOYEE


                            /s/ David H. Regan
                            -----------------------
                            David H. Regan